Via Facsimile and U.S. Mail
Mail Stop 4720

December 7, 2009

Mr. James Prieur
Chief Executive Officer
Conseco, Inc.
11825 N. Pennsylvania Street
Carmel, Indiana 46032

Re: Conseco, Inc.
Form 10-K for the Period Ended December 31, 2008
Filed March 31, 2009
File No. 001-31792

Dear Mr. Prieur:

We have completed our review of the above filing and have no further comments at
this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief